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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F
(Amendment No. 5)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD OFFICE PROPERTIES INC.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

BROOKFIELD PROPERTY PARTNERS L.P.
BROOKFIELD PROPERTY SPLIT CORP.
BROOKFIELD OFFICE PROPERTIES EXCHANGE LP
(Bidders)

Common Shares
(Title of Class of Securities)

112900105
(CUSIP Number of Class of Securities (if applicable))

John Stinebaugh
Brookfield Property Group LLC
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY 10281-1023
Telephone: (212) 417-7000

With a copy to:
Mile Kurta, Esq.
Torys LLP
1114 Avenue of the Americas
New York, NY 10036
Telephone: 212-880-6000

(Name, address (including zip code) and telephone number (including area code of person(s) authorized to receive notices and communications on behalf of bidders)

February 12, 2014
(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**

$5,200,031,196.10	$669,764

*
Estimated solely for purposes of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (a) $18.71, the average of the high and low price of common shares of Brookfield Office Properties Inc. as reported on the New York Stock Exchange on February 10, 2014 and (b) 277,927,910, the number of outstanding common shares of Brookfield Office Properties Inc. not owned by Brookfield Property Partners L.P., on a fully-diluted basis that may be acquired in the offer and in any compulsory acquisition or subsequent acquisition transaction.

**
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended and Fee Rate Advisory # 1 for Fiscal Year 2014, issued August 30, 2013.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $453,829
Form or Registration No.: Registration Statement on Form F-4
Filing Party: Brookfield Property Partners L.P.
Date Filed: December 23, 2013

Amount Previously Paid: $240,278
Form or Registration No.: Schedule 13E-3
Filing Parties: Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc.
Date Filed: December 23, 2013

 EXPLANATORY NOTE

        The Bidders hereby further amend the Schedule 14D-1F originally filed with the U.S. Securities and Exchange Commission on February 12, 2014 to include as exhibits, Brookfield Property Partners L.P.'s press release and notice of extension of the offer, each dated March 20, 2014.

PART I — INFORMATION TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

        Offer to Purchase, dated February 11, 2014, including the Letter of Transmittal and Notice of Guaranteed Delivery.*

Item 2.    Informational Legends

        See the front cover page of the Offer to Purchase, dated February 11, 2014.*

*
Previously filed with Bidders' Schedule 14D-1F on February 12, 2014.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number
99.1	Letter to shareholders of Brookfield Office Properties Inc.*
99.2	Press release issued by BPY, dated September 30, 2013 (incorporated by reference to BPY's press release filed with the SEc pursuant to Rule 425 of the Securities Act of 1933 (the "Securities Act") on September 30, 2013).
99.3	Press release issued by BPY, dated November 1, 2013 (incorporated by reference to BPY's press release filed with the SEC pursuant to Rule 425 of the Securities Act on November 1, 2013).
99.4	Press release issued by BPY, dated December 20, 2013 (incorporated by reference to BPY's press release filed with the SEC pursuant to Rule 425 of the Securities Act on December 20, 2013).
99.5	Press release issued by BPY, dated February 12, 2014 (incorporated by reference to BPY's press release filed with the SEC pursuant to Rule 425 of the Securities Act on February 12, 2014).
99.6	Debt Commitment Letter, dated February 4, 2014, by and among Brookfield Property Partners L.P., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Citibank N.A., Deutsche Bank AG, HSBC Bank Canada, and Royal Bank of Canada (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-4 filed by BPY with the SEC on February 4, 2014).
99.7	Lock-up Agreement, dated September 29, 2013, by and between BPY and Signature Global Asset Management.*
99.8	Lock-up Agreement, dated September 29, 2013, by and between BPY and RBC Global Asset Management Inc.*
99.9	Corporate profile of Brookfield Property Partners L.P. (incorporated by reference to BPY's corporate profile filed with the SEC pursuant to Rule 425 of the Securites Act on February 19, 2014).
99.10	Shareholder Q&A (incorporated by reference to BPY's Q&A for Brookfield Office Properties Inc. Shareholders filed with the SEC pursuant to Rule 425 of the Securities Act on February 26, 2014).
99.11	Press release issued by BPY, dated March 7, 2014 (incorporated by reference to BPY's press release filed with the SEC pursuant to Rule 425 of the Securities Act on March 7, 2014).
99.12	Credit Agreement, dated March 18, 2014, by and among Brookfield Property Split Corp., Brookfield Office Properties Exchange LP, Brookfield Property Partners L.P., Brookfield Property L.P. and the other borrowers and lenders thereto (incorporated by reference to Exhibit 99.1 to BPY's Form 6-K filed with the SEC on March 19, 2014).
99.13	Press release issued by BPY, dated March 20, 2014 (incorporated by reference to BPY's press release filed with the SEC pursuant to Rule 425 of the Securities Act on March 20, 2014).
99.14	Notice of Extension, dated March 20, 2014 (incorporated by reference to BPY's Notice of Extension filed with the SEC pursuant to Rule 425 of the Securities Act on March 20, 2014).

*
Previously filed.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.

  (a) The bidders undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

  (b) The bidders undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

  (c) The bidders undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidders' securities in connection with the offer.

Item 2.

  (a) Each of the bidders have filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b) Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

        By signing this Schedule, each of the bidders consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2014

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED
By:	/s/ Jane Sheere Name: Jane Sheere Title: Corporate Secretary
BROOKFIELD PROPERTY SPLIT CORP.
By:	/s/ Richard B. Clark Name: Richard B. Clark Title: Chief Executive Officer
BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Richard B. Clark Name: Richard B. Clark Title: Chief Executive Officer

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EXPLANATORY NOTE
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends